October 19, 2006

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C..20549-7010
Attention: Jennifer Hardy and Andrew P. Schoeffler

Re:	AEP lndustries Inc. Registration Statement on Form S-3
Commission File No. 333-137328

Dear Ms. Hardy and Mr. Schoeffler:

AEP Industries Inc. hereby requests that the effectiveness of the above-captioned Registration Statement, related to the offering of up to 1,324,268 shares of common stock of AEP Industries Inc., be accelerated so that it will become effective at 10:00 a.m. on Monday October 23, 2006 or as soon as practicable thereafter.

Sincerely,

/s/ Lawrence R. Noll
Lawrence R. Noll
Vice President, Controller and Secretary

cc:	Michael Ben
Honigman Miller Schwartz and Cohn LLP

Corporate Headquarters
125 Phillips Avenue
South Hackensack, New Jersey 07606
(201) 641-6600 - (800) 999-AEPI (2374) - FAX (201) 807-2489
http://www.aepinc.com